Jason W. Aiken

Senior Vice President

Chief Financial Officer

October 19, 2017

Ms. Melissa Raminpour

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
Form 10-Q for the Quarterly Period Ended July 2, 2017
Filed July 26, 2017
File No. 001-03671

Via Overnight Delivery and EDGAR

Dear Ms. Raminpour:

On behalf of General Dynamics Corporation, please note the company’s responses to comments addressed in your letter dated October 11, 2017.

Set forth below are our responses to your comments. To assist you in the review process, we have reproduced the comments in bold type.

Note B. Revenue, page 10

Performance Obligations, page 10

SEC Comment

1.	We have reviewed your response to prior comment 2. When separate contracts are entered into for various phases of the product lifecycle, please tell us how you consider the criteria for determining whether separate contracts should be combined as a single contract pursuant to ASC 606-10-25-9.

General Dynamics’ Response

For programs in our defense business that have separate contracts for various phases of the product lifecycle, the time frame over which contracts are awarded generally spans several years, preceding each phase of the lifecycle (development, manufacturing, post-delivery maintenance and support). Because these contracts are not entered into at or near the same time as specified in ASC 606-10-25-9, they are not combined into a single contract. In the event that contracts for all or a portion of the contract lifecycle are

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jaiken@generaldynamics.com

October 19, 2017

entered into at or near the same time with the same customer and meet one or more of the criteria in ASC 606-10-25-9, we would combine them as a single contract.

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We would welcome the opportunity to discuss these comments with you further. In the meantime, please do not hesitate to contact me at (703) 876-3777 with any questions about these matters.

Sincerely,

/s/ Jason W. Aiken
Jason W. Aiken
Senior Vice President and Chief Financial Officer

Cc:	David M. Lynn
Jenner & Block, LLP
1099 New York Avenue, NW
Suite 900
Washington, DC 20001